Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 13, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated November 14, 2005 entitled ‘Vodafone and Universal Music group International Sign Strategic Partnership’

2.	A press release dated November 23, 2005 entitled ‘Joint Statement Manchester United and Vodafone’

3.	A press release dated November 23, 2005 entitled ‘Vodafone Announces New Football Sponsorship’

4.	Stock Exchange Announcement dated November 1, 2005 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated November 2, 2005 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated November 3, 2005 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated November 4, 2005 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated November 7, 2005 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated November 8, 2005 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated November 8, 2005 entitled ‘Notification of Major Interests in Shares’

11.	Stock Exchange Announcement dated November 9, 2005 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated November 10, 2005 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated November 11, 2005 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated November 14, 2005 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated November 15, 2005 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated November 16, 2005 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated November 16, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.	Stock Exchange Announcement dated November 16, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.	Stock Exchange Announcement dated November 16, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

20.	Stock Exchange Announcement dated November 17, 2005 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated November 18, 2005 entitled ‘Notification of Major Interests in Shares’

22.	Stock Exchange Announcement dated November 21, 2005 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated November 22, 2005 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated November 23, 2005 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated November 24, 2005 entitled ‘Transactions in Own Securities’

26.	Stock Exchange Announcement dated November 25, 2005 entitled ‘Transactions in Own Securities’

27.	Stock Exchange Announcement dated November 28, 2005 entitled ‘Transactions in Own Securities’

28.	Stock Exchange Announcement dated November 29, 2005 entitled ‘Transactions in Own Securities’

29.	Stock Exchange Announcement dated November 30, 2005 entitled ‘Transactions in Own Securities’

14 November 2005

Vodafone and Universal Music Group International sign strategic partnership

LONDON, November 14, 2005 – A strategic alliance between the world’s largest music company, Universal Music Group (UMG), and the world’s largest mobile telecommunications network company, Vodafone, has been forged to deliver unparalleled content and entertainment innovation to Vodafone live! customers.

The agreement, announced today, will see the introduction of a broad range of products and services featuring such market-leading stars as Eminem, U2, Black Eyed Peas, Kaiser Chiefs, 50 Cent, Keane, Rammstein, and Scissor Sisters.  The new partnership between Vodafone and UMG’s Universal Music Group International (UMGI) division represents the world’s most extensive offering of music for mobile, including:

•                  Realtones and ringback tones

•                  Full-track audio downloads

•                  Full-track video downloads

•                  Video streaming

Content from this deal is already available on Vodafone live! today, and it is expected that over 100,000 full-track audio downloads will be available within a matter of weeks, boosting the overall catalogue to over 600,000 tracks.

The products and services associated with the long-term agreement are designed to meet accelerating, global consumer demand for entertainment content on Vodafone’s networks.  The agreement also creates significant growth opportunities for both companies via innovative offerings in music and related areas in the future.

Lucian Grainge, Chairman/CEO of Universal Music Group International, commented, “This agreement sets new standards in scale, reach and imagination within our respective industries.  Both companies are committed as never before to provide new entertainment services for the benefit of consumers, using 3G to harness the power and potential of new technology.  I could not be more excited at the prospect.”

Guy Laurence, Global Terminal and Consumer Marketing Director at Vodafone, said “Universal Music is the world’s largest music company and this strategic union significantly enhances the scope of our mobile music offering.  As adoption of music content continues to increase, we know that our consumers are going to enjoy the benefit of being able to tap into such an incredible catalogue.”

As with all content agreements, Vodafone deploys industry-leading Digital Rights Management to ensure the full protection of the content and the rights of the artists signed to UMG companies around the world.

-ends-

For further information:

Vodafone Group Plc	Universal Music Group International
Investor Relations	Adam White
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 20 7747 4217 (office)
Telephone: +44 (0) 7808 924 030 (mobile)
Media Relations	adam.white@umusic.com
Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents with over 165 million proportionate customers worldwide as at 30 June 2005 as well as 14 partner networks. For further information, please visit www.vodafone.com.

© Vodafone Group 2005. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Universal Music Group

Universal Music Group is the world’s largest music company with wholly owned record operations or licensees in 77 countries. Its businesses also include Universal Music Publishing Group, one of the industry’s largest global music publishing operations.

Universal Music Group consists of record labels Decca Music Group, Deutsche Grammophon, Interscope Geffen A&M Records, Geffen Records, Island Def Jam Music Group, Lost Highway Records, Machete Music, MCA Nashville, Mercury Nashville, Mercury Records, Philips, Polydor Records, Universal Music Latino, Universal Motown Records Group, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry, which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and Universal Strategic Marketing (outside the U.S.). Universal Music Group also includes eLabs, a new media and technologies division.

Universal Music Group is a unit of Vivendi Universal, a global media and communications company.

23 November 2005

Press Release

JOINT STATEMENT MANCHESTER UNITED AND VODAFONE

Manchester United and Vodafone announce that they have agreed to end their shirt sponsorship, effective from the end of this current season (May 2006).

Manchester United believes that the shirt sponsorship market has greatly increased in recent years, while Vodafone wishes to build on its successful sponsorship of Manchester United in new, exciting areas.

Both Vodafone and Manchester United are keen to continue their successful relationship and the parties are exploring an ongoing sponsorship deal.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Sports Sponsorship PR

Tel: +44 (0) 1635 672247

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 27 countries, with a proportionate customer base of over 171 million. For more information, please visit www.vodafone.com

© Vodafone Group 2005. VODAFONE, the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

23 November 2005

Press Release

VODAFONE ANNOUNCES NEW FOOTBALL SPONSORSHIP

Vodafone today announces an exciting and exclusive three year agreement to sponsor the UEFA Champions League commencing on 1st July 2006.  The sponsorship deal will see Vodafone become both an Official Partner and the Official Mobile Network of the UEFA Champions League.

The agreement is central to Vodafone’s global sponsorship strategy and reinforces the company’s long term commitment to football. This new partnership will enable all Vodafone operating companies, partner networks and affiliates to provide their customers with access to the world’s largest and most prestigious club competition.

The partnership will enable Vodafone to deliver content including video highlights packages and goal alerts from all UEFA Champions League matches to football fans on the Vodafone live! with 3G consumer service.

The new agreement with UEFA Champions League has two elements:

Sponsorship – In addition to becoming an official partner and the official mobile network to the UEFA Champions League, Vodafone will be entitled to significant branding and hosting rights, as well as a substantial broadcast sponsorship package.

Content – Building on Vodafone’s existing UEFA Champions League content, highlights include in match video goal alerts, full time video highlights, preview packages, backed up with a comprehensive official text and data service on Vodafone live! with 3G.

Commenting on the new agreement Peter Bamford, Vodafone’s Chief Marketing Officer said, “This new and exclusive partnership with the UEFA Champions League, allows us to build on and consolidate our successful association with football.  The UEFA Champions League offers Vodafone two new benefits: firstly it extends Vodafone’s football relevance to supporters around the world and secondly it offers fans access to unique and compelling content through the Vodafone network, both of which will increase our brand awareness and drive revenue.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Sports Sponsorship PR

Tel: +44 (0) 1635 672247

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 27 countries, with a proportionate customer base of over 171 million. Vodafone live! with 3G is available in 18 countries worldwide. For more information, please visit www.vodafone.com

© Vodafone Group 2005. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	31 October 2005

Number of ordinary shares purchased:	19.5 million

Highest purchase price paid per share:	148p

Lowest purchase price paid per share:	145.75p

Volume weighted average price per share:	146.7788p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,335,000,000 shares at a cost (including dealing and associated costs) of £3,341,964,707

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 October 2005

Number of ordinary shares transferred:	133,135

Highest transfer price per share:	141p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,878,690,992 of its ordinary shares in treasury and has 62,599,488,115 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	01 November 2005

Number of ordinary shares transferred:	366,743

Highest transfer price per share:	143.50 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,878,324,249 of its ordinary shares in treasury and has 62,600,064,146 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	2 November 2005

Number of ordinary shares purchased:	9.5 million

Highest purchase price paid per share:	151.75p

Lowest purchase price paid per share:	148.5p

Volume weighted average price per share:	149.9906p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,344,500,000 shares at a cost (including dealing and associated costs) of £3,356,287,911

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 November 2005

Number of ordinary shares transferred:	1,033,641

Highest transfer price per share:	148.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,886,790,608 of its ordinary shares in treasury and has 62,592,265,835 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	3 November 2005

Number of ordinary shares purchased:	9.5 million

Highest purchase price paid per share:	151.25p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	150.4896p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,354,000,000 shares at a cost (including dealing and associated costs) of £3,370,658,766

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 November 2005

Number of ordinary shares transferred:	521,636

Highest transfer price per share:	149.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,895,768,972 of its ordinary shares in treasury and has 62,583,432,232 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 November 2005

Number of ordinary shares transferred:	793,874

Highest transfer price per share:	149.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,894,975,098 of its ordinary shares in treasury and has 62,588,292,900 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	7 November 2005

Number of ordinary shares purchased:	15.5 million

Highest purchase price paid per share:	150.75p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	150.27048p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,369,500,000 shares at a cost (including dealing and associated costs) of £3,394,071,809

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 November 2005

Number of ordinary shares transferred:	527,806

Highest transfer price per share:	151p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,909,947,292 of its ordinary shares in treasury and has 62,573,505,573 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 7 November 2005 that on 4 November 2005, The Capital Group Companies, Inc., including its affiliates Capital Research and Management Company, Capital International SA, Capital International Inc., Capital International Limited and Capital Guardian Trust Company, had holdings forming part of funds managed on behalf of investment clients in 4,371,367,699 ordinary shares of US$0.10 each in the capital of the Company.  These holdings represent 6.985 per cent of the issued ordinary share capital of the Company.  Set out below is a list of registered holders as notified by The Capital Group Companies, Inc. and their respective holdings in the Company.

Holdings by Management Companies and Fund	Number of Shares	Per cent of Outstanding

Capital Guardian Trust Company	1,056,119,829	1.687
Capital International Limited	835,166,310	1.334
Capital International SA	163,874,672	0.262
Capital International Inc.	197,524,573	0.316
Capital Research and Management Company	2,118,682,315	3.386

Philip Howie

Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	8 November 2005

Number of ordinary shares purchased:	10 million

Highest purchase price paid per share:	153.75p

Lowest purchase price paid per share:	152p

Volume weighted average price per share:	152.4938p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,379,500,000 shares at a cost (including dealing and associated costs) of £3,409,400,487

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 November 2005

Number of ordinary shares transferred:	628,746

Highest transfer price per share:	148.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,919,318,546 of its ordinary shares in treasury and has 62,564,339,721 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	9 November 2005

Number of ordinary shares purchased:	13.5 million

Highest purchase price paid per share:	150p

Lowest purchase price paid per share:	148p

Volume weighted average price per share:	149.2528p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,393,000,000 shares at a cost (including dealing and associated costs) of £3,429,654,391

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 November 2005

Number of ordinary shares transferred:	1,726,281

Highest transfer price per share:	150.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,931,092,265 of its ordinary shares in treasury and has 62,553,360,137 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	10 November 2005

Number of ordinary shares purchased:	13.5 million

Highest purchase price paid per share:	151.75p

Lowest purchase price paid per share:	147.5p

Volume weighted average price per share:	148.495p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,406,500,000 shares at a cost (including dealing and associated costs) of £3,449,805,461

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 November 2005

Number of ordinary shares transferred:	647,099

Highest transfer price per share:	151.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,943,945,166 of its ordinary shares in treasury and has 62,540,577,646 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 November 2005

Number of ordinary shares transferred:	223,139

Highest transfer price per share:	150.5 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 5,943,772,027 of its ordinary shares in treasury and has 62,540,937,450 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 November 2005

Number of ordinary shares transferred:	314,257

Highest transfer price per share:	148 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 5,943,407,770 of its ordinary shares in treasury and has 62,541,251,707 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 November 2005

Number of ordinary shares transferred:	54,146

Highest transfer price per share:	146 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 5,943,353,624 of its ordinary shares in treasury and has 62,541,475,042 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 November 2005 by Mourant ECS Trustees Limited that on 10 November 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 148p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	168
Sir Julian Horn-Smith*	170
Alan Paul Harper	170
Stephen Roy Scott	170
Paul Michael Donovan	170
Andrew Nigel Halford*	170

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 16 November 2005 the following persons connected to Stephen Scott, a person discharging managerial responsibility, acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 127.93p per share:

Stephanie Emma Scott	7,816
Duncan George Scott	7,816

Stephen Scott
Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that John Buchanan, a Non-Executive Director of the Company, has today acquired an interest in 100,000 of shares of US$0.10 each in the Company at the price of 128p per share. The shares were purchased in the joint names of Mr & Mrs John Buchanan. Mr Buchanan’s total interest is now 204,318 shares.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	16 November 2005

Number of ordinary shares purchased:	82 million

Highest purchase price paid per share:	129.5p

Lowest purchase price paid per share:	127p

Volume weighted average price per share:	127.9738p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,488,500,000 shares at a cost (including dealing and associated costs) of £3,555,289,658.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 November 2005

Number of ordinary shares transferred:	262,025

Highest transfer price per share:	145p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,025,091,599 of its ordinary shares in treasury and has 62,459,870,287 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Notification of Major interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 198 of the Companies Act 1985, I have to inform you that the Company was notified on 17 November 2005 by Fidelity Investments International that on 16 November 2005 FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, held, solely for investment purposes, a total of 1,801,487,897 ordinary shares of US$0.10 each in the capital of the Company, in the following form:-

1,309,245,427 ordinary shares

492,242,470 ordinary shares from ADR conversion

These holdings represent approximately 2.88% of the issued ordinary share capital of the Company.

S R Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	18 November 2005

Number of ordinary shares purchased:	70 million

Highest purchase price paid per share:	130.25p

Lowest purchase price paid per share:	127p

Volume weighted average price per share:	128.4518p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,651,500,000 shares at a cost (including dealing and associated costs) of £3,767,036,325.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 November 2005

Number of ordinary shares transferred:	77,187

Highest transfer price per share:	129.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,188,014,412 of its ordinary shares in treasury and has 62,296,948,494 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	21 November 2005

Number of ordinary shares purchased:	85.5 million

Highest purchase price paid per share:	127.25p

Lowest purchase price paid per share:	125.75p

Volume weighted average price per share:	126.2522p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,737,000,000 shares at a cost (including dealing and associated costs) of £3,875,543,274.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 November 2005

Number of ordinary shares transferred:	3,703

Highest transfer price per share:	127.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,273,510,709 of its ordinary shares in treasury and has 62,211,503,259 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 November 2005

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	127.5p

Lowest purchase price paid per share:	126.25p

Volume weighted average price per share:	126.825p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,762,000,000 shares at a cost (including dealing and associated costs) of £3,907,414,397.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 November 2005

Number of ordinary shares transferred:	34,679

Highest transfer price per share:	128p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,298,476,030 of its ordinary shares in treasury and has 62,186,581,188 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	23 November 2005

Number of ordinary shares purchased:	24 million

Highest purchase price paid per share:	127.5p

Lowest purchase price paid per share:	125.5p

Volume weighted average price per share:	126.3919p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,786,000,000 shares at a cost (including dealing and associated costs) of £3,937,906,192.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 November 2005

Number of ordinary shares transferred:	31,593

Highest transfer price per share:	126p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,322,444,437 of its ordinary shares in treasury and has 62,162,612,781 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	24 November 2005

Number of ordinary shares purchased:	25.5 million

Highest purchase price paid per share:	127.75p

Lowest purchase price paid per share:	126.25p

Volume weighted average price per share:	126.9851p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,811,500,000 shares at a cost (including dealing and associated costs) of £3,970,455,775.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 November 2005

Number of ordinary shares transferred:	120,551

Highest transfer price per share:	126.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,347,823,886 of its ordinary shares in treasury and has 62,137,392,542 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	25 November 2005

Number of ordinary shares purchased:	33 million

Highest purchase price paid per share:	129p

Lowest purchase price paid per share:	127.75p

Volume weighted average price per share:	128.456p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,844,500,000 shares at a cost (including dealing and associated costs) of £4,013,066,687.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 November 2005

Number of ordinary shares transferred:	20,066

Highest transfer price per share:	126.50p

Lowest transfer price per share:	126.50p

Following both the above transactions, Vodafone holds 6,380,803,820 of its ordinary shares in treasury and has 62,104,412,608 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	28 November 2005

Number of ordinary shares purchased:	41.5 million

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	125.5p

Volume weighted average price per share:	126.6627p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,886,000,000 shares at a cost (including dealing and associated costs) of £4,065,905,046.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 November 2005

Number of ordinary shares transferred:	26,399

Highest transfer price per share:	127.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 6,422,277,421 of its ordinary shares in treasury and has 62,062,968,477 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	29 November 2005

Number of ordinary shares purchased:	36 million

Highest purchase price paid per share:	126.5p

Lowest purchase price paid per share:	125.25p

Volume weighted average price per share:	125.943p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,922,000,000 shares at a cost (including dealing and associated costs) of £4,111,480,293.

Following both the above transactions, Vodafone holds 6,458,277,421 ordinary shares in treasury and has 62,026,970,023 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 13, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary